Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Pension Committee of
The Allied Irish Bank Capital Accumulation Retirement Plan and Trust:

We consent to the incorporation by reference in the registration statement (No. 333-122065) on Form S-8 of Allied Irish Bank, p.l.c. of our report dated July 1, 2008, relating to the statements of net assets available for plan benefits of The Allied Irish Bank Capital Accumulation Retirement Plan and Trust as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of The Allied Irish Bank Capital Accumulation Retirement Plan and Trust.

New York, New York

July 10, 2008

/s/ KPMG LLP